UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response... 10.4

Amendment No. 1 to

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Oculus Innovative Sciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

675775P108

(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Opportunity Fund SPV, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 1,287,130 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 1,287,130 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,130
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.99%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Opportunity Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.00%
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.00%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BAM Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 1,287,130 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 1,287,130 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,130
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.99%
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ross Berman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 1,287,130 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 1,287,130 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,130
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.99%
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hal Mintz
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 1,287,130 Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 1,287,130 Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,130
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 4.99%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Oculus Innovative Sciences, Inc.
(b)	Address of Issuer's Principal Executive Offices
1129 N. McDowell Blvd, Petaluma, California 94954

Item 2.

(a)	Name of Person Filing

(i) BAM Opportunity Fund SPV, LLC (the "SPV"), a Delaware limited liability company with respect to shares of Common Stock (as defined in Item 2(d) below) and warrants thereon directly owned by it.

(ii) BAM Opportunity Fund, L.P. (the "Partnership"), a Delaware limited partnership that is a member of the SPV.

(iii) BAM Capital, LLC (the "General Partner"), which serves as the general partner of the Partnership.

(iv) BAM Management, LLC (the "Investment Manager"), which serves as the investment manager to the Partnership and the manager to the SPV.

(v) Mr. Hal Mintz who serves as a managing member of both the General Partner and the Investment Manager.

(vi) Mr. Ross Berman who serves as a managing member of both the General Partner and the Investment Manager.

(b)	Address of Principal Business Office or, if none, Residence

BAM Opportunity Fund, L.P., c/o BAM Capital, LLC

BAM Opportunity Fund SPV, LLC, c/o BAM Management, LLC
BAM Capital, LLC

BAM Management, LLC

44 Wall Street, Suite 1603

New York, NY 10005

Ross Berman

Hal Mintz
c/o BAM Capital, LLC

44 Wall Street, Suite 1603

New York, NY 10005

(c)	Citizenship

BAM Opportunity Fund, L.P. - Delaware, U.S.A.

BAM Opportunity Fund SPV, LLC, c/o BAM Management, LLC
BAM Capital, LLC - Delaware, U.S.A.

BAM Management, LLC - Delaware, U.S.A.

Ross Berman - U.S.A.

Hal Mintz - U.S.A.

(d)	Title of Class of Securities
Common Stock, $0.0001 par value (the "Common Stock")
(e)	CUSIP Number
675775P108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of the date hereof, the SPV held 35,876 shares of Common Stock plus (a) warrants to purchase 445,856 shares of Common Stock for $6.85 per share, which are currently exerciseable, (b) warrants to purchase 580,000 shares of Common Stock for $1.87 per share which are currently exerciseable, and (c) warrants to purchase 390,000 shares of Common Stock for $1.94 per share, which are exerciseable beginning on March 4, 2010 (collectively, the "Warrants"). Such Warrants contain a contractual provision that disallows their exercise to the extent that the SPV and its affiliates would, as a result of such exercise, beneficially own more than 4.99% of the Common Stock of the Issuer (the "Blocker"). Accordingly, after giving effect to the Blocker, the SPV beneficially owns 1,287,130 shares of Common Stock, composed of 35,876 shares of Common Stock plus 1,251,254 shares of Common Stock underlying the above-referenced Warrants, which in aggregate give the SPV beneficial ownership of 4.99% of the Common Stock of the Issuer. Beneficial ownership of the above-referenced Common Stock was transferred to the SPV by the Partnership on December 31, 2009, and accordingly, the Partnership and the General Partner no longer have beneficial ownership of the Common Stock.

The percentages herein are calculated based upon the 24,542,931 shares of Common Stock issued and outstanding as of November 9, 2009, as reported on the Issuer's Form 10-Q filed with the SEC on November 10, 2009, plus the shares issuable upon exercise of 1,251,254 Warrants referenced above.

A. BAM Opportunity Fund SPV, LLC

(a) Amount beneficially owned: 1,287,130
(b) Percent of class: 4.99%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 1,287,130
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 1,287,130

B. BAM Opportunity Fund, L.P.

(a) Amount beneficially owned: 0
(b) Percent of class: 0.00%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 0

C. BAM Capital, LLC

(a) Amount beneficially owned: 0
(b) Percent of class: 0.00%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 0

D. BAM Management, LLC

(a) Amount beneficially owned: 1,287,130
(b) Percent of class: 4.99%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 1,287,130
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 1,287,130

E. Hal Mintz

(a) Amount beneficially owned: 1,287,130
(b) Percent of class: 4.99%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 1,287,130
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 1,287,130

F. Ross Berman

(a) Amount beneficially owned: 1,287,130
(b) Percent of class: 4.99%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 1,287,130
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 1,287,130

This statement relates to Common Stock held by the SPV over which the Investment Manager has discretionary trading authority. The managing members of the Investment Manager are Ross Berman and Hal Mintz, who share investment management duties. Beneficial ownership of the Common Stock was transferred to the SPV by the Partnership on December 31, 2009, and accordingly, the Partnership and the General Partner no longer have beneficial ownership of the Common Stock. The SPV, the Partnership, the General Partner, the Investment Manager, Mr. Mintz and Mr. Berman are hereinafter sometimes collectively referred to as the "Reporting Persons."

Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock reported hereby, except to the extent of such Reporting Person's pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The SPV is a private investment partnership. As the manager of the SPV, the Investment Manager has the power to vote and dispose of the Common Stock owned by the SPV and, accordingly, may be deemed the "beneficial owner" of such Common Stock. The managing members of the Investment Manager are Hal Mintz and Ross Berman. Beneficial ownership of the Common Stock was transferred to the SPV by the Partnership on December 31, 2009, and accordingly, the Partnership and the General Partner no longer have beneficial ownership of the Common Stock.

Messrs. Mintz and Berman share investment management duties.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 7, 2010

BAM Opportunity Fund SPV, LLC

By: BAM Management, LLC
its Manager

By: /s/ Ross Berman

Name: Ross Berman

Title: Managing Member

BAM Opportunity Fund, L.P.

By: BAM Capital, LLC
its General Partner

By: /s/ Ross Berman

Name: Ross Berman

Title: Managing Member

BAM Capital, LLC By: /s/ Ross Berman Name: Ross Berman Title: Managing Member
BAM Management, LLC By: /s/ Ross Berman Name: Ross Berman Title: Managing Member
/s/ Ross Berman Ross Berman
/s/ Hal Mintz Hal Mintz

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of January 7, 2010, is entered into by and among BAM Capital, LLC, a Delaware limited liability company, BAM Management, LLC, a Delaware limited liability company, BAM Opportunity Fund, L.P., a Delaware limited partnership, BAM Opportunity Fund SPV, LLC, a Delaware limited liability company, Ross Berman, an individual, and Hal Mintz, an individual (all of the foregoing are collectively referred to herein as the "BAM Entities").

Each of the BAM Entities may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G (and amendments thereto) with respect to shares of common stock, par value $0.0001 per share, of Oculus Innovative Sciences, Inc., a Delaware corporation, beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the BAM Entities upon one week's prior written notice or such lesser period of notice as the BAM Entities may mutually agree.

Executed and delivered as of the date first above written.

BAM Opportunity Fund SPV, LLC

By: BAM Management, LLC

its Manager

By: /s/ Ross Berman
Name: Ross Berman
Title: Managing Member

BAM Opportunity Fund, L.P.

By: BAM Capital, LLC, its General Partner

By: /s/ Ross Berman
Name: Ross Berman
Title: Managing Member

BAM Capital, LLC

By: /s/ Ross Berman
Name: Ross Berman
Title: Managing Member

BAM Management, LLC

By: /s/ Ross Berman
Name: Ross Berman

Title: Managing Member

/s/ Ross Berman

Ross Berman

/s/ Hal Mintz

Hal Mintz